Exhibit 12.1
INFORMATICA CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands except ratio data)

						Three-Month
	Years ended December 31,					Ended March 31,
	2001	2002	2003	2004	2005	2006

Earnings:
Income (loss) before income taxes	$(43,676)	$(14,693)	$9,434	$(103,184)	$35,978	$6,422
Interest expense	11	57	44	54	2	—
Amortization of convertible senior notes issuance costs	—	—	—	—	—	362
Interest portion of rent	3,155	3,432	3,756	3,860	4,230	1,221

	$(40,510)	$(11,204)	$13,234	$(99,270)	$40,210	$8,005

Fixed Charges:
Interest expense	$11	$57	$44	$54	$2	$—
Amortization of convertible senior notes issuance costs	—	—	—	—	—	362
Interest portion of rent	3,155	3,432	3,756	3,860	4,230	1,221

	$3,166	$3,489	$3,800	$3,914	$4,232	$1,583

Ratio of earnings to fixed charges	na (1)	na (1)	3.5	na (1)	9.5	5.1

(1)	Earnings were inadequate to cover fixed charges by approximately 103.2 million, 14.7 million, and 43.7 million for the years ended December 31, 2004, 2002 and 2001, respectively